YUME, INC.

1204 Middlefield Road

Redwood City, CA 94063

August 5, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Attention:	Ajay Koduri, Attorney-Advisor
Larry Spirgel, Assistant Director
Robert Shapiro, Staff Accountant
Robert S. Littlepage, Accountant Branch Chief

Re:	YuMe, Inc. Registration Statement on Form S-1, originally filed July 2, 2013, as amended (File No. 333-189772), and corresponding Registration Statement on Form 8-A (File No. 001-36039)

Acceleration Request

Requested Date:                  August 6, 2013

Requested Time:                 4:15 p.m. Eastern Time

Ladies and Gentlemen:

YuMe, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Horace Nash or Niki Fang, both of whom are attorneys with our legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Nash at (650) 335-7934, or in his absence, Ms. Fang at (650) 335-7252.

Sincerely,

YUME, INC.

By:	/s/ Paul Porrini
Paul Porrini
Executive Vice President, General Counsel & Secretary

cc:	Jayant Kadambi, Chief Executive Officer
Timothy Laehy, Chief Financial Officer
YuMe, Inc.

Cynthia C. Hess, Esq.
Horace Nash, Esq.
Niki Fang, Esq.
Fenwick & West LLP